भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 01.08.2009
Ref. No.: CO/S&B/JAIN/2009/ 1390

FILE NO. 82.4534

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1385 dated 01.08.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

SEC
Mail Processing
Section
1:36
AUG 25 2009

(S.W.Tanksale)
General Manager

Encl. as above

09046821

JW 8/26

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 01.08.2009
Ref. No.:
CO/S&B/JAIN/2009/1385

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
NOTICE OF STRIKE BY UNITED FORUM OF BANK UNIONS ON 6TH AND 7TH AUGUST 2009

In terms of Clause 36 of the Listing Agreement, we advise that the United Forum of Bank Unions (UFBU) which is a joint forum of 5 workmen unions (viz. AIBEA, NCBE, BEFI, INBEF and NOBW) and 4 officers' associations (viz. AIBOC, AIBOA, INBOC and NOBW) has served a notice of strike to observe two days country wide strike on 6th and 7th August, 2009 in pursuance to their various demands.

Yours faithfully,

(S.W.Tanksale)
General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
22.07.2009
Ref. No.:
CO/S&B/JAIN/2009/C- 1291

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR QUARTER ENDED 30th JUNE, 2009
CENTRAL BOARD'S MEETING ON 30th JULY 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/1277 dated July 22, 2009 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager

SEC
Mail Processing
Section
AUG 25 2009
1:36

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
27th Floor, Dalal Street,
Mumbai - 400 001

Date :
22-07-2009
Ref. No.:
CO/S&B/JAIN/2009/1277

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR QUARTER ENDED 30th JUNE, 2009
CENTRAL BOARD'S MEETING ON 30th JULY 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on Thursday, 30th July 2009, to take on record the unaudited financial results of the Bank for the quarter ended 30th June 2009. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on Thursday, 30th July 2009.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

FILE NO. 32.4524

A meeting of the Central Board of the Bank will be held on the 30th July 2009 at Mumbai to approve the working results of the Bank for the quarter ended 30th June 2009.

Mumbai
Date:

O. P. BHATT
CHAIRMAN